

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

Jeremy Andrus
Chief Executive Officer
TGPX Holdings I LLC
1215 E Wilmington Ave., Suite 200
Salt Lake City, Utah 84106

> **Re: TGPX Holdings I LLC**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 10, 2021**
> **CIK No. 0001857853**

Dear Mr. Andrus:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted June 10, 2021

A Note from Jeremy Andrus, CEO of Traeger, page iv

1. Please move Mr. Andrus' letter to a section of the prospectus that follows the Risk Factors.

Selected Consolidated Financial Data, page 69

2. Please remove the parentheses from Income before provision for income taxes for the periods ended March 31, 2021 and 2020 since such amounts represent income rather than losses.

Financial Statements
General, page F-1

3.   Please provide subsequent event disclosures as required by ASC 855-10-50. This comment is also applicable to the interim financial statements.

    You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-7844 or Erin Purnell at 202-551-3454 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Stelios Saffos